SEC
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NOV 21 2019
Washington DC
413

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67169

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/18 (MM/DD/YY) AND ENDING 09/30/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SAGETRADER, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

340 PINE STREET, Suite 501
(No. and Street)

SAN FRANCISO (City) CA (State) 94104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Peters 212-668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmperLLP
(Name – *if individual, state last, first, middle name*)

ONE CALIFORNIA, SUITE 1700 (Address) SAN FRANCISO (City) CA (State) 94111 (Zip Code)

SEC
Mail Processing
Section
NOV 21 2019
Washington DC
413

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, DANIEL WEINGARTEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SAGETRADER, LLC, as of SEPTEMBER 30, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

MARGERY NELL MURRIEL
Notary Public - State of New York
NO. 01MU6247130
Qualified in Kings County
My Commission Expires 08/22/23

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAGETRADER, LLC

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2019

EISNERAMPER

EisnerAmper LLP
One California Street, Suite 1700
San Francisco, CA 94111
T 415.974.6000
F 415.974.5488
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member of
SageTrader, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of SageTrader, LLC (the "Company") as of September 30, 2019 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2012. [Note: Partners of Harb, Levy & Weiland LLP ("HLW") joined EisnerAmper LLP in 2012. HLW had served as the Company's auditor since 2006.]

EisnerAmper LLP

EISNERAMPER LLP
San Francisco, California
November 18, 2019

SAGETRADER, LLC
Statement of Financial Condition
September 30, 2019

Assets

Cash	$	171,469
Receivable from clearing broker		185,247
Reimbursed expenses receivable from customers		304,510
Deposit with clearing broker		1,894,105
Commissions receivable		259,395
Prepaid expenses, deposits and other		51,046
Office equipment, net		14,008
Total assets	$	2,879,780

Liabilities and Member's Equity

Accounts payable and accrued expenses	$	1,124,581
Notes payable to related parties		200,000
Total liabilities		1,324,581
Member's equity		1,555,199
Total liabilities and member's equity	$	2,879,780

See Accompanying Notes to Statement of Financial Condition

SAGETRADER, LLC
Notes to Financial Statements
September 30, 2019

1. Business and Summary of Significant Accounting Policies

Business

SageTrader, LLC (the "Company") is a Delaware Limited Liability Company formed in 2003. The Company is a wholly-owned subsidiary of Sage Brokerage Holdings, LLC ("SBH" or the "Parent"), a Delaware Limited Liability Company. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Commodity Futures Trading Commission ("CFTC"), and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the National Futures Association ("NFA") and, is a member of the BATS Exchange, the BZX Exchange, the BYX Exchange, the EDGA Exchange, the EDGX Exchange, NYSE ARCA and, Nasdaq.

The Company has four (4) correspondent clearing relationships: (1) with Merrill Lynch Professional Clearing Corporation ("MLPro"), (2) Wedbush Securities Inc. ("WSI"), (3) The Industrial and Commercial Bank of China Financial Services, LLC ("ICBC"), and (4) Lek Securities ("LEK") (collectively, the "Clearing Brokers"). All four provide securities custodial and clearing services to the Company. The Company acts as a fully disclosed introducing broker-dealer and introduces all its customers to these Clearing Brokers.

During 2019, the Company maintained a futures introducing broker agreement with Wedbush Securities Inc. Futures Division.

As a limited liability company, the member's liability is limited to the amount reflected in the member's capital account.

Cash

Cash consists of cash on deposit with commercial banks which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash balances.

Equipment

Equipment includes furniture and office equipment recorded at cost net of accumulated depreciation of $121,729. Depreciation is computed under the straight-line method using estimated useful lives of 5 years.

SAGETRADER, LLC
Notes to Financial Statements
September 30, 2019

Revenue Recognition and Receivables

Commission from customer accounts and Interest from customer accounts are generated through customer accounts carried at the introduced Clearing Brokers. Commission from customer accounts is reported by the Clearing Brokers and recorded on a trade date basis as transactions occur. In addition, the Company has expanded its routing capabilities to include Net Trading capabilities. Net Trading is a fully disclosed trading solution that allows the Company to provide execution solutions without exchange fees or additional broker fees. The Gross Revenue generated by the Principal trades associated with Net Trading amounted to $8,337,349 and is included in Commissions from customers on the Statement of Operations. Net Trading revenue is generated by executing Principal orders at the prices better than the client limit or the far touch of the National Best Bid or Offer, or NBBO (for marketable orders), and then contemporaneously flattening this position with the Principally executed client order that is filled at or better than the client limit, or NBBO (for marketable orders). Additional expenses of this business (including execution, regulation and clearing fees) are also included in Commissions and clearing charges and regulatory fees in expenses.

Interest from customer accounts is the difference between what the clearing brokers charge the Company on aggregated customer balances and the amount charged to the customer accounts.

Routing and commission sharing income is ancillary income paid to the Company for volume related discounts, smart order routing, fee offsets, and commissions that are generated through commission sharing agreements and other agreements with a number of broker-dealers. Commissions Receivable include Commission and Interest amounts due from clearing brokers and reimbursed expenses receivable from customers which represents costs invoiced to the customers. The company believes all amounts are fully collectible.

Revenue Recognition

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company applied the modified retrospective method of adoption which resulted in no adjustment as of October 1, 2018. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

Significant Judgements: ASC Topic 606 applies to commission income, commission and sharing arrangements. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commission from Customer Accounts: SageTrader is a non-carrying introducing broker dealer that receives commission income generated from, U.S. equities, American Depository Receipts (ADRs), US Options and Futures and, foreign equities. SageTrader is the legal counterparty responsible for executing and settling all trades (although a clearing firm is involved in the settlement process) and its customers have no direct relationship with the clearing firm. SageTrader works with the customer to establish the commission rate and ultimately sets the price and records commissions on a gross basis. In general, the commissions are charged to customers on the trade date at the point of execution by SageTrader.

Brokerage Accounts: SageTrader's new brokerage account form with all clients specifies that the account can be terminated at will by either the customer or SageTrader at any time without a termination penalty. Pursuant to ASC 606-10-25-3, when a contract has no fixed duration and can be terminated or modified by either party at any time without penalty, entities should apply the revenue guidance to the period in which the parties have enforceable rights and obligations, unless a customer has a material right that extends beyond that period. For securities transactions and trade commissions, the period in which the parties have enforceable rights and obligations is typically one day or less, the trade date.

Responsibility as an Executing Broker: SageTrader's role and responsibility as an executing broker is performed only when a customer requests the Firm to initiate a trade. As a result, the customer has an option to purchase this service. Consideration resulting

from the trade is the exercise of the option and commissions will not be considered variable consideration because the customer has a contractual right (but not an obligation) to choose the amount of additional distinct services which are purchased (i.e., orders for execution). SageTrader does not have any contracts which stipulate a guaranteed minimum number of trades and, therefore, SageTrader does not have any additional performance obligations. Since there are no minimum number of trades required, any trades beyond those which have already been executed are also considered optional purchases.

Pursuant to ASC 606-10-25-3, when a contract has no fixed duration and can be terminated or modified by either party at any time without penalty, an entity should apply the revenue guidance to the period in which the parties have enforceable rights and obligations, unless a customer has a material right that extends beyond that period.

Accounting for Income Taxes

No provision for federal or state income taxes has been made since the Company is treated as a disregarded entity for income tax purposes and its income is allocated to the Parent for inclusion in the Parent's income tax returns. Management has concluded that the Company is not subject to income taxes in any jurisdiction and that there are no uncertain tax positions that would require recognition in the financial statements. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors.

Fair Value of Financial Instruments

The below table discloses the fair value hierarchy of financial instruments:

	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
ASSETS					
Cash	171,469	171,469			171,469
Receivable from clearing brokers	185,247		185,247		185,247
Reimbursed expense receivables from customers	304,510		304,510		304,510
Commission receivable	295,395		295,395		295,395
Deposit with Clearing Broker	1,894,104		1,894,104		1,894,104
TOTALS	2,814,725	171,469	2,643,256		2,814,725
LIABILITIES					
Accounts Payable and accured expenses	1,124,581		1,124,581		1,124,581
Note payable to related parties	200,000	-	200,000	-	200,000
TOTALS	1,324,581	-	1,324,581		1,324,581

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

2. Credit Risk

For the period from October 2018 through September 2019 the top five (5) current customers accounted for approximately 54% of commissions from customer accounts. For this period, one customer accounted for 23% of commission revenue.

Reimbursed expenses receivable from customers consist of clearance fees, trading platform fees, market data fees, and execution fees which are billed to the Company and allocated back to the customers who utilize the services. The vendor invoices for these expenses are received after month end and posted to the balance sheet as accounts payable with offsetting accounts receivable from customers. Because we do not carry our customer accounts nor hold their cash, these receivables from customers are considered as non-allowable assets in the calculation of regulatory net capital. The company uses technology developed in 2015, along

with information obtained from trading platform and software vendors to track and charge some of these clearance, platform, data, and execution fees prior to month end which allows the company to manage the amount of carry over receivable.

3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2019, the Company had equity of $1,555,199 and net capital of $921,240 after deductions for non-allowable assets. Net capital was $832,935 in excess of its required net capital of $88,305. The Company's aggregate indebtedness to net capital ratio was 1.44 to 1. The Company is required by FINRA to maintain a minimum net capital of $5,000. In 2010, the Company received approval by the NFA to conduct activities as a Futures Introducing Broker. The NFA requires the Company to maintain a minimum net capital of $45,000.

4. Indemnification

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown but for which management expects the risk of loss, if any, to be remote. The Company has no current claims or losses pursuant to such contracts.

5. Office Leases

On January 29, 2018 the Company entered into an agreement with WeWork for New York office space at 135 Madison Avenue Suite for the 12-month period from March 2018 through February 2019 at a monthly rent of $17,046 less a $4,965 per month discount. On March 1, 2019 the agreement went to month to month with a monthly rent of $17,046 less a monthly discount of $511. Total New York rent (including port fees and key fees) for the year ended September 30, 2019 was $202,075 (less) $27,893 in discounts for a net to WeWorks of $174,182.

In San Francisco the company paid 340 Pine Street $191,662 for the year ended September 30, 2019. Total sub-lease payments (less reimbursement for internet) received was $95,952 from four sub-leases.

The future minimum lease payments are as follows:

- New York (monthly rent)
  - Through lease March 1, 2020 on a month to month basis, cancelable at any time, if held to the expiration date future payments would be $85,323, less $2,557 in discounts.

- San Francisco (exclusive of any sublease payments)

    - October 1, 2019 – July 31, 2019 $157,865
    - August 1, 2019 – July 31, 2020 $195,122
    - August 1, 2020 – July 31, 2021 $200,974

    Total Rent Liability through the expiration of the lease would be $553,961

In connection with new FASB standard 842 regarding leases, which takes effect as of the first day of the fiscal year after December 31, 2019, management has evaluated the financial impact the standards will have on the Company's financial statements using a modified retrospective transition approach. As of October 1, 2019, the Company will start to record a right to use asset in the amount of $553,961, which will be offset by a liability in the amount of $553,961 for its San Francisco lease. There will be no impact to the Company's net capital, as the right of use asset will be allowable to the extent there is an offsetting lease obligation.

No adjustment will be made for the New York lease because it expires less than a year from the Fiscal Year end and has month to month terms cancel with 30 days- notice.

6. Regulatory

On August 19, 2019, FINRA commenced its 2019 Trading and Financial Compliance Examination ("TFCE") Sales Practice - Regulatory Services Examination of SageTrader. This Examination will focus on all sales/operational practices of the Firm and its adherence to FINRA rules and more specifically the rules of the SROs the Firm interacts with.

In August 2018, FINRA commenced its TFCE Equities cycle examination focusing on among other things the Firm's Market Access (Rule 15c3-5) Controls, OATs reporting, Regulation NMS as well as agency and net trading activity. FINRA issued its Examination Report on June 11, 2019 citing exceptions related to 15c3-5 processes, OATS reporting and related supervision. The Firm responded to the exception findings providing additional evidence for rebuttal as well as planned voluntary corrective actions. FINRA's closing Disposition Letter dated August 28, 2019 referred the Rule 15c3-5 Exam findings to FINRA Enforcement for further review.

In February 2019, FINRA Market Regulation requested follow up documentation and narrative surrounding its June 2018 Matter concerning Potentially Disruptive Trading at

SageTrader, LLC. The Firm has responded diligently to extensive information requests from this investigation including trading data, client data and surveillance data

demonstrating our pre-trade order block technology and post trade surveillance. Concurrent with this follow up request FINRA Market Regulation initiated an investigation into the Firm's AML policies and procedures inclusive of reviewing new client approval processes, trader approvals, SARS reporting and potentially disruptive trading activity surveillance. The "Disruptive Trading Matter" and "AML Matter" were combined and raised to FINRA Enforcement. To date the Firm has provided additional information and "on the record" testimony surrounding this Matter. The Firm has engaged outside counsel and continues to work with FINRA Enforcement towards settling these combined Matters.

The Firm continues to respond to follow up requests surrounding FINRA's 2017 TFCE Exam findings concerning NBBO Rule 611 trade throughs, OATS reporting and 10b-10 Confirms. The trade through issues were the result of a market data processing issue by a third-party vendor utilized by the Firm's technology provider Lynx Capital of NJ. This Matter was referred to FINRA Enforcement for further review on August 12, 2019. The OATs reporting Matter was referred to FINRA Enforcement as part of the Firm's 2017 TFCE Examination Disposition Letter dated June 29, 2018 and was primarily focused on order marking, certain tag reporting and capacity reporting. The Firm's last discussion with FINRA Enforcement about the OATS Matter was on May 10, 2019.

On April 24, 2019 FINRA issued the Firm a Cautionary Action Letter surrounding inadequate supervision of Option "Professional Customer" reporting specific to trading activity for the period of September 2015 through March 2017. The Firm has since updated its policies and surveillance of options trading activity and "Professional Customer" reporting.

7. <u>Related Party Transactions</u>

Members in the Parent have interests in customer accounts introduced by the Company to Wedbush Securities Inc. The Company earned commission and interest revenue of $43,659 from these accounts during the year ended September 30, 2019. These are included in commissions and interest from customer accounts on the accompanying statement of operations.

Three Individuals who have member interests in the Parent, Sage Brokerage Holdings, LLC ("SBH") also provided consulting services and were paid collectively $167,996 by the Company for the year ended September 30, 2019.

One individual who resigned from the Company and still has a member interest in the parent was paid a severance of $30,800 for the year ended September 30, 2019.

Three individuals who have member interest in the Parent Company provided loans of $40,000 each to the Company and one individual provided $80,000 for a total of $200,000.

The loans originally dated December 20, 2016 with an annual interest rate of ten percent (10%) were renewed with lender substitutions on December 21, 2018 with a new expiration date of December 31, 2019. For the year ended September 30, 2019, $20,000 of interest on these notes was paid to holders of the loans.

During the year ended September 30, 2019 Capital Withdrawals were paid to the parent Sage Brokerage Holdings, Inc. in the amount of $1,982,000.

Sage Trader, LLC

Schedule of SIPC Assessment and Payments

For the Period Beginning October 1, 2018 and Ending September 30, 2019

Contents

EISNERAMPER

EisnerAmper LLP
One California Street, Suite 1700
San Francisco, CA 94111
T 415.974.6000
F 415.974.5488
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Member of
SageTrader, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below, and were agreed to by SageTrader, LLC (the "Company") and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7") for the year ended September 30, 2019. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended September 30, 2019, with the Total Revenue amounts reported in Form SIPC-7 for the year ended September 30, 2019, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended September 30, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

EisnerAmper LLP

EISNERAMPER LLP
San Francisco, California
November 18, 2019

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended September 30, 2019

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

SAGETRADER, LLC.
ONE EMBARCADO CENTER, STE 1150
SAN FRANCISCO, CA 94111
8-67169

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Robert Peters (212)-668-8700

2. A. General Assessment (item 2e from page 2)		$ 16,746
B. Less payment made with SIPC-6 filed (exclude interest) April 23, 2019 Date Paid		(8,012)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		8,734
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 8,734
G. PAYMENT: √ the box Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐ Total (must be same as F above)	$ 8,734	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SAGETRADER, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 22nd day of September, 20 19.

Financial and Operations Principal (FINOP)
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning October 1, 2018 and ending September 30, 2019

Item No.		Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 16,298,667
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a.		
(5) Net loss from management of or participation in the underwriting or distribution of securities.		
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		
Total additions		
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		
(2) Revenues from commodity transactions.		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		4,240,398
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		
(Deductions in excess of $100,000 require documentation)		
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 894,019	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$	
Enter the greater of line (i) or (ii)		894,019
Total deductions		5,134,417
2d. SIPC Net Operating Revenues		$ 11,164,250
2e. General Assessment @ .0015		$ 16,746

(to page 1, line 2.A.)